                                                     Registration No. 333-


      As filed with the Securities and Exchange Commission on June 8, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6
                             FOR REGISTRATION UNDER
                           THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                              2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                             Pauletta P. Cohn, Esq.
                    Associate General Counsel and Secretary
                        American General Life Companies
                               2727 Allen Parkway
                           Houston, Texas 77019-2191
                (Name and Complete Address of Agent for Service)


Securities Being Offered:  Flexible Premium Variable Life Insurance Policies.

Approximate Date of Proposed Public Offering:   As soon as practicable after the
effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                  RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET


ITEM NO. OF FORM N-8B-2*        PROSPECTUS CAPTION
------------------------        ------------------
1                               Additional Information : Separate Account VL-R.

2                               Additional Information: AGL.

3                               Inapplicable.

4                               Additional Information: Distribution of
                                Policies.

5, 6                            Additional Information: Separate Account VL-R.

7                               Inapplicable.**

8                               Inapplicable.**

9                               Additional Information: Legal Matters.

10(a)                           Additional Information: Your Beneficiary,
                                Assigning Your Policy.

10(b) Basic Questions You May Have: How will the value of my investment in a Policy change over time?

10(c)(d) Basic Questions You May Have: How can I change my Policy's insurance coverage? How can I access my investment in a Policy? Can I choose the form in which AGL pays out any proceeds from my Policy? Additional Information: Payment of Policy Proceeds.

10(e) Basic Questions You May Have: Must I invest any minimal amount in a policy?

10(f)                           Additional Information: Voting Privileges.

10(g)(1), 10(g)(4),
10(h)(3), 10(h)(2)              Basic Questions You May Have: To what extent
                                will AGL vary the terms and conditions of the Policies in particular cases? Additional
                                Information: Voting Privileges; Additional
                                Rights That We Have.

10(g)(3), 10(g)(4), 10(h)(3),
10(h)(4)                        Inapplicable.**

10(i)                           Additional Information: Separate Account VL-R;
                                Tax Effects.

11 Basic Questions You May Have: How will the value of my investment in a Policy change over time? Additional Information: Separate Account VL-R.

12(a)                           Additional Information: Separate Account VL-R;
                                Front Cover.

12(b)                           Inapplicable.**

12(c), 12(d)                    Inapplicable.**

12(e) Inapplicable, because the Separate Account did not commence operations until 1998.

13(a) Basic Questions You May Have: What charges will AGL deduct from my investment in a Policy? What charges and expenses will the Mutual Funds deduct from the amounts I invest through my Policy? Additional Information: More About Policy Charges.

13(b)                           Illustrations of Hypothetical Policy Benefits.

13(c)                           Inapplicable.**

13(d) Basic Questions You May Have: To what extent will AGL vary the terms and conditions of the Policy in particular cases?

13(e), 13(f), 13(g)             None.

14 Basic Questions You May Have: How can I invest money in a Policy?

15 Basic Questions You May Have: How can I invest money in a Policy? How do I communicate with AGL?

16 Basic Questions You May Have: How will the value of my investment in a Policy change over time?

ITEM NO.                        ADDITIONAL INFORMATION
--------                        ----------------------
17(a), 17(b)                    Captions referenced under Items 10(c), 10(d),
                                and 10(e).

17(c)                           Inapplicable.**

18(a)                           Captions referred to under Item 16.

18(b), 18(d)                    Inapplicable.**

18(c)                           Additional Information: Separate Account VL-R.

19                              Additional Information: Separate Account VL-R;
                                Our Reports to Policy Owners.

20(a), 20(b), 20(c), 20(d),
 20(e), 20(f)                   Inapplicable.**

21(a), 21(b)                    Basic Questions You May Have: How can I access
                                my investment in a Policy? Additional
                                Information: Payment of Policy Proceeds.

21(c)                           Inapplicable.**

22                              Additional Information: Payment of Policy
                                Proceeds-Delay to Challenge Coverage.

23                              Inapplicable.**

24                              Basic Questions You May Have; Additional
                                Information.

25                              Additional Information: AGL.

26 Inapplicable, because the Separate Account did not commence operations until 1998.

27                              Additional Information: AGL.

28                              Additional Information: AGL's Management.

29                              Additional Information: AGL.

30, 31, 32, 33, 34              Inapplicable, because the Separate Account did
                                not commence operations until 1998.

35                              Inapplicable.**

36                              Inapplicable.**

37                              None.

38, 39                          Additional Information: Distribution of the
                                Policies.

40 Inapplicable, because the Separate Account did not commence operations until 1998.

41(a)                           Additional Information: Distribution of the
                                Policies.

41(b), 41(c)                    Inapplicable**

41,43 Inapplicable, because the Separate Account did not commence operations or issue any securities until 1998.

44(a)(1), 44(a)(2), 44(a)(3)    Basic Questions You May Have: How will the value
                                of my investment in a Policy change over time?

44(a)(4)                        Additional Information: Tax Effects--Our taxes.

44(a)(5), 44(a)(6)              Basic Questions You May Have: What charges will
                                AGL deduct from my investment in a Policy?

44(b)                           Inapplicable.**

44(c)                           Caption referenced in 13(d) above.

45 Inapplicable, because the Separate Account did not commence operations until 1998.

46(a)                           Captions referenced in 44(a) above.

46(b)                           Inapplicable.**

47, 48, 49                      None.

50                              Inapplicable.**

51                              Inapplicable.**

52(a), 52(c)                    Basic Questions You May Have: To what extent can
                                AGL vary the terms and conditions of the Policy in particular cases? Additional Information:
                                Additional Rights That We Have.

52(b), 52(d)                    None.

53(a)                           Additional Information: Tax Effects--Our taxes.

53(b), 54                       Inapplicable.**

55                              Illustrations of Hypothetical Policy Benefits.

56-59                           Inapplicable.**

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS IS DELIVERED. THIS PRELIMINARY PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                          CORPORATE AMERICA - VARIABLE
    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY (THE "POLICY") ISSUED BY
                AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL")

HOME OFFICE:

               (Express Delivery)             (US Mail)
               2727-A Allen Parkway           Corporate Markets Group
               Houston, Texas 77019-2191      P.O. Box 4647
               PHONE: 1-888-222-4943          Houston, Texas  77210-4647
                  or: 1-713-831-6934
                 FAX: 1-713-831-4622

This booklet is called the "prospectus."

  This Policy is available to individuals, corporations, and other organizations. This Policy may be sold under certain arrangements that include those in which a trustee or an employer, for example, purchases policies covering a certain class of individuals. Other arrangements include those in which an employer allows us to sell the Policy to its employees or retirees on an individual basis.

  Investment options. The AGL declared fixed interest account is the fixed investment option for this Policy. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options.
You may change your selections from time to time:

AIM VARIABLE INSURANCE FUNDS, INC.    AMERICAN GENERAL SERIES          DREYFUS VARIABLE              MFS VARIABLE INSURANCE
 .AIM V.I. International               PORTFOLIO COMPANY                INVESTMENT FUND               TRUST
 Equity Fund                          .International Equities          .Quality Bond Portfolio       .MFS Emerging Growth
 .AIM V.I. Value Fund                   Fund/1/                         .Small Cap Portfolio           Series
                                      .MidCap Index Fund/1,2/
                                      .Money Market Fund/1/
                                      .Stock Index Fund/1,2/

A I M Advisors, Inc.*                 /1/The Variable Annuity Life                                   Massachusetts Financial
                                         Insurance Company*            The Dreyfus Corporation*      Services Company*
                                      /2/Bankers Trust Company+

MORGAN STANLEY DEAN WITTER            PUTNAM VARIABLE TRUST            SAFECO RESOURCE               VAN KAMPEN LIFE
UNIVERSAL FUNDS, INC.                 .Putnam VT Diversified           SERIES TRUST                  INVESTMENT TRUST
 .Equity Growth Portfolio/1/            Income Fund                     .Equity Portfolio             .Strategic Stock Portfolio
 .High Yield Portfolio/2/              .Putnam VT Growth                .Growth Portfolio
                                       and Income Fund
                                      .Putnam VT International
/1/Morgan Stanley Dean Witter          Growth and Income Fund
   Investment Management Inc.*                                         SAFECO Asset Management
/2/Miller Anderson & Sherrerd, LLP*    Putnam Investment               Company*                      Van Kampen Asset
                                       Management, Inc.*                                             Management Inc.*

  *The Investment Adviser of the investment option

  +The Investment Sub-Adviser of the investment option

SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE ACCUMULATION VALUE THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS (OTHER THAN OUR DECLARED FIXED INTEREST OPTION). THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ABOVE. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. YOU SHOULD ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT OUR HOME OFFICE LISTED ABOVE.

  Other choices you have. During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, and (4) choose whether your accumulation value under your Policy, upon notification of the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

  Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page ___.

  Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date we receive your premium payment until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market division and allocated to the investment options at the same time as your initial net premium.

  We have designed this prospectus to provide you with information that you should have before investing in the Policy. Please read the prospectus carefully and keep it for future reference.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICY IS NOT AVAILABLE IN ALL STATES.

  THE POLICY IS NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THE POLICY IS NOT A DEPOSIT OR OTHER OBLIGATION OF ANY BANK AND IS NOT BANK GUARANTEED. THE POLICY IS SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.


                   THIS PROSPECTUS IS DATED _________, 1999.

                            GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you purchase a Corporate America - Variable policy ("Policy") or exercise any of your rights or privileges under a Policy.

  Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:
                                                                    PAGE TO
                                                                    SEE IN THIS
                                                                    PROSPECTUS
                                                                    ----------
BASIC QUESTIONS YOU MAY HAVE
----------------------------
 .  How can I invest money in a Policy?
 .  How will the value of my investment in a Policy change over time?
 .  What is the basic amount of insurance ("death benefit")
     that AGL pays when the insured person dies?
 .  What charges will AGL deduct from my investment in a Policy?
 .  What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?
 .  Must I invest any minimum amount in a Policy?
 .  How can I change my Policy's investment options?
 .  How can I change my Policy's insurance coverage?
 .  What additional rider benefits might I select?
 .  How can I access my investment in a Policy?
 .  Can I choose the form in which AGL pays out proceeds from my Policy?
 .  To what extent can AGL vary the terms and conditions of the Policy in particular cases?
 .  How will my Policy be treated for income tax purposes?
 .  How do I communicate with AGL?

  Illustrations of a hypothetical Policy. Starting on page __, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative can also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

  Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page __ or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page__. You can obtain copies of our Policy form from (and direct any other questions to) your AGL representative or our Home Office (shown on the first page of this prospectus).

  Financial statements. We have included certain financial statements of AGL in this prospectus. These begin on page Q-1.

  Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the back of this prospectus. That index will tell you on what page you can read more about many of the words and phrases that we use.

                         BASIC QUESTIONS YOU MAY HAVE

HOW CAN I INVEST MONEY IN A POLICY?

  Premium payments. We call the investments you make in a Policy "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $300. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

  Limits on premium payments. Federal tax law limits your ability to make certain very large amounts of premium payments (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements are summarized further under "Tax Effects" beginning on page __. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. Also, in certain circumstances, we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

  Ways to pay premiums. You can pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premium payments after the initial premium payment must be sent directly to our Home Office. We also accept premium payments by wire or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Home Office shown on the first page of this prospectus.

  Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

  Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. The term "valuation period" is described on page __. You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. You cannot participate in dollar cost averaging while also using automatic rebalancing (discussed below). Dollar cost averaging ceases upon your request, or if your accumulation value in the money market option becomes exhausted.

  Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually.

The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. You cannot participate in this program while also participating in dollar cost averaging (discussed above). Rebalancing ends upon your request.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

  Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page__ under "Deductions from each premium payment." We invest the rest in one or more of the investment options listed on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

  Your investment options. We invest the accumulation value that you have allocated to any investment option (except our declared fixed interest option) in shares of a Mutual Fund that follows investment practices, policies and objectives that are appropriate to that option. Over time, your accumulation value in any investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will be reduced by certain charges that we deduct. We describe these charges beginning on page __ under "What charges will AGL deduct from my investment in a Policy?"

  You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. This includes information about the investment performance that each Fund's investment manager has achieved. You can request additional free copies of these prospectuses from your AGL representative or from our Home Office shown on the first page of this prospectus.

  We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that this will be at an effective annual rate of at least 4%.
Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges." The "daily charge" described on page ___ and the charges and expenses of the Mutual funds discussed on page ___ below do not apply to our declared fixed interest account option.

  The Policy is "non-participating." You will not be entitled to any dividends from AGL.

WHAT IS THE BASIC AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT AGL PAYS WHEN THE INSURED PERSON DIES?

  Your specified amount of insurance. In your application to buy a Corporate America - Variable Policy, you will tell us how much life insurance coverage you want on the life of the insured person. We call this the "specified amount" of insurance.

  Your death benefit. The basic death benefit we will pay is reduced by any outstanding Policy loans. You also choose whether the basic death benefit we will pay is

  .  Option 1--The specified amount on the date of the insured person's death;
     or

  . Option 2--The specified amount on the date of the insured person's death plus the Policy's accumulation value on the date of notification of death.

  Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value will tend to be higher under Option 1 than under Option 2.

  Any premiums received by us after the date of the insured person's death will be returned and not included in your accumulation value.

   Federal tax law requires a minimum death benefit in relation to cash value for a Policy to qualify as life insurance. The death benefit of a Policy will be increased if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used to determine if a Policy complies with the definition of life insurance in Section 7702 of the Internal Revenue Code of 1996, as amended (the "Code").

  The "guideline premium test" limits the amount of premiums payable under a Policy to a certain amount for an insured of a particular age and gender. The test also applies a prescribed "corridor factor" to determine a minimum ratio of death benefit to accumulation value. The corridor factor depends upon the attained age of the insured. The corridor factor decreases slightly (or remains the same at older and younger ages) from year to year as the attained age of the insured increases. Below is a sample list of corridor factors for the guideline premium test:

       TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                          OF POLICY ACCUMULATION VALUE
                             GUIDELINE PREMIUM TEST

 INSURED
PERSON'S
  AGE*          40     45     50     55      60     65     70     75    100

  %            250%   215%   185%   150%    130%   120%   115%   105%   100%

  The "cash value accumulation test" also limits the amount of premiums payable under a Policy to a prescribed amount, using a minimum ratio of death benefit to a Policy's accumulation value, but employs as a standard a "net single premium" computed in compliance with the Code. If the accumulation value of a Policy is at any time greater than the net single premium at the insured's age and gender for the proposed death benefit, the death benefit will be increased automatically by multiplying the accumulation value by a "death benefit factor" computed in compliance with the Code. The death benefit factor depends upon the gender and the attained age of the insured. Below is a sample list of the cash value accumulation test factors (for a male):

       TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                          OF POLICY ACCUMULATION VALUE
                          CASH VALUE ACCUMULATION TEST

 INSURED
PERSON'S
   AGE*       40     45     50     55      60     65     70     75    100

  %          344%   294%   252%   218%    191%   169%   152%   138%   104%


  If the accumulation value is reduced (e.g., by partial surrenders, charges or adverse investment performance) at a time when a minimum death benefit under
Section 7702 of the Code is in effect, such minimum death benefit will also be reduced. You must elect either the guideline premium test or the cash value accumulation test at issuance and once elected, the choice may not be changed.

WHAT CHARGES WILL AGL DEDUCT FROM MY INVESTMENT IN A POLICY?

   Deductions from each premium payment. We deduct from each premium payment a charge to cover costs associated with the issuance of the Policy, administrative services we perform and a premium tax that is then applicable to us in your state or other jurisdiction. The amount we deduct in policy year 1 through 7 is 9% up to the "target premium" and 5% on any premium amounts in excess of the target premium. The amount we deduct in year 8 and thereafter is 5% of all premium payments.

   Flat Monthly Charge. We will deduct $7 per month from your accumulation value to cover administrative services we perform. Also, we have the right to raise this charge at any time to not more than $10 per month.

   Daily charge. We make a daily deduction at an annual effective rate of .65% of your accumulation value that is then being invested in any of the investment options for the costs associated with the mortality and expense risks we assume under the Policy. After a Policy has been in effect for 10 years, we will reduce the rate of the charge to a maximum of .40%, and after 20 years, we will further reduce the charge to a maximum of .15%. Because the Policy was first offered in 1999, however, this decrease has not yet occurred for any outstanding Policy. The daily deduction charges are the maximums we may charge; we may charge less, but we can never charge more.

   Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For an otherwise identical Policy, a greater amount at risk results in a higher monthly insurance charge. The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as insured persons die.

   For an otherwise identical Policy, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy.

   In general, our cost of insurance rates increase with the insured person's age. The longer you own your Policy, the higher the cost of insurance rate will be. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male.

   Similarly, our current cost of insurance rates are generally lower for non-smokers than smokers. Insured persons who present particular health, occupational or non-work related risks may be charged higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

   We may offer the Policy on a guaranteed issue basis to certain groups or classes based on our established guidelines, including face amount limitations. Our cost of insurance rates will generally be higher for a guaranteed issue Policy.

   Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

   Transaction Fee. For each partial surrender you make, we may charge a $25 transaction fee to cover administrative services. This charge will be deducted from the investment options in the same ratio as the requested transfer unless you specify otherwise.

   For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page ___.

   Allocation of charges. You may choose the investment options from which we deduct all monthly charges. If you do not choose or have enough accumulation value in the investment options you selected, we will deduct these charges in proportion to the amount of accumulation value you then have in each investment option.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

  Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. These charges and expenses are as follows:

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage  of average net assets)

                                                                     FUND                  OTHER FUND               TOTAL FUND
                                                               MANAGEMENT FEES         OPERATING EXPENSES     OPERATING EXPENSES
                                                                (AFTER EXPENSE          (AFTER EXPENSE          (AFTER EXPENSE
           NAME OF FUND                                    REIMBURSEMENT)(1)(2 )     REIMBURSEMENT)(1)(2)     REIMBURSEMENT)(1)(2)
           --------------                                  ----------------------    --------------------    ---------------------
The following funds of AIM VARIABLE
INSURANCE FUNDS, INC.:
     AIM V.I. International Equity Fund                              0.75%                    0.16%                    0.91%
     AIM V.I. Value Fund                                             0.61%                    0.05%                    0.66%

The following funds of AMERICAN GENERAL
   SERIES PORTFOLIO COMPANY:
     International Equities Fund                                     0.35%                    0.05%                    0.40%
     MidCap Index Fund                                               0.32%                    0.04%                    0.36%
     Money Market Fund                                               0.50%                    0.04%                    0.54%
     Stock Index Fund                                                0.27%                    0.04%                    0.31%

The following funds of DREYFUS VARIABLE
   INVESTMENT FUND:
     Quality Bond Portfolio                                          0.65%                    0.08%                    0.73%
     Small Cap Portfolio                                             0.75%                    0.02%                    0.77%

The following series of MFS VARIABLE
   INSURANCE TRUST:
     MFS Emerging Growth Series                                      0.75%                    0.10%                    0.85%

The following portfolios of MORGAN
   STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.:
     Equity Growth Portfolio                                         0.09%                    0.76%                    0.85%
     High Yield Portfolio                                            0.15%                    0.65%                    0.80%

The following portfolios of PUTNAM
   VARIABLE TRUST: Class "IB" Funds
     Putnam VT Diversified Income Fund                               0.50%                    0.19%/(3)/               0.69%
     Putnam VT Growth and Income Fund                                0.35%                    0.14%/(3)/               0.49%
     Putnam VT International Growth
          and Income Fund                                            0.59%                    0.25%/(3)/               0.84%

The following portfolios of SAFECO
     RESOURCES SERIES TRUST:
        Equity Portfolio                                             0.74%                    0.04%                    0.78%
        Growth Portfolio                                             0.74%                    0.06%                    0.80%

The following portfolio of  VAN KAMPEN
     LIFE INVESTMENT TRUST:
        Strategic Stock Portfolio                                    0.00%                    0.65%                    0.65%

/1/The Mutual Funds' advisers or administrators have entered into service agreements with AGL. Under these arrangements, the advisers or administrators pay fees to AGL for certain administrative services. The fees do not have a direct relationship to the Mutual Funds' Annual Expenses. (See "Service Agreements.")

/2/Management fees and other expenses as shown for fiscal year 1998 would have been the percentages shown below without certain voluntary expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 1998 fees and expenses.

                                 MANAGEMENT      OTHER          TOTAL
                                    FEES       EXPENSES    ANNUAL EXPENSES
                                 -----------   ---------   ----------------
Equity Growth Portfolio              0.55%       0.76%          1.31%
High Yield Portfolio                 0.50%       0.65%          1.15%
Strategic Stock Portfolio            0.50%       0.75%          1.25%

/3/ Including 12b-1 fees of 0.11%

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

  Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to have us bill you. Our current practice is to bill annually. However, payment of this amount or any other specific amount of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero. The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

  Policy lapse and reinstatement. If your Policy's cash surrender value does fall to zero, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you will have to pay certain extra amounts that we require. In the Policy form itself, you will find additional information about the values and terms of a Policy after it is reinstated.

HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

  Future premium payments. You may at any time change the investment options in which future premiums will be invested. Your allocation must, however, be in whole percentages that total 100%.

  Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. You may make transfers at any time. Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have" on page __.

  Transaction Fee. We may charge a $25 transaction fee for each transfer you make in excess of 12 per Policy year.

  Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable period.

HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

  Increase in coverage. You may at any time request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

  We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and risk class of the insured person at the time of the increase.

  Decrease in coverage. After the first policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. If the insured is younger than 65, the death benefit may be reduced to no less than $50,000, otherwise the minimum is $25,000 (or, if greater, the minimum amount the tax law requires).

  Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

 . If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change.

 . If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

  Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page __ of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

  You can request that your Policy include the additional rider benefits described below. (These riders may not be available in all states.) For most of the riders that you choose, a charge, which will be shown on page__ of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

 . Flexible Term Rider, which provides a death benefit coverage in addition to the base policy death benefit. Cost of Insurance charges are the same as for the base policy.

 . Interim Term Rider, which provides temporary coverage during the period prior to issuance of the Policy.

 . Return of Premium Rider, which provides increases in the death benefit equal to the sum of all premiums paid for the policy, including premiums for any riders, less:

     1) the total amount of all partial withdrawals from the policy's cash surrender value; and

     2) the amount of any policy loan, reduced by unearned loan interest, if any.

  Death Benefit Option 2 may not be selected with the Return of Premium Rider.

 . Maturity Extension Rider, which permits you to extend the Policy's maturity date beyond what it otherwise would be.

        The death benefit after the original maturity date will be equal to the accumulation value on the date of death. All accumulation value that is in the separate account can remain there.

        No additional premium payments, new loans, monthly insurance charge, or changes in specified amount will be allowed after the original maturity date. There is a flat monthly charge of no more than $10 each month after the original maturity date. After this rider is elected, it may not be revoked.

        Extension of the maturity date beyond the insured person's age 100 may result in the current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

  Tax consequences of additional rider benefits. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page __. You should consult a qualified tax adviser.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

  Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans. We call this amount your "cash surrender value."

  Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. If the Option 1 death benefit is then in effect, we will also automatically reduce your Policy's specified amount of insurance by the amount of your withdrawal and any related charges. We will not permit a partial surrender if it would cause your Policy to fail to qualify as life insurance under the tax laws or if it would cause your specified amount to fall below the minimum allowed.

  You may apply for a partial surrender without reducing your Policy's specified amount of insurance if you meet certain requirements established by us, including satisfactory evidence of insurability.

  You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the withdrawal in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

  Exchange of Policy in Certain States. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

  Transaction Fee. We may charge a $25 transaction fee for each partial surrender you make. This charge will be deducted from the investment options in the same ratio as the requested transfer.

  Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value less the interest that will be payable on your loan and on any existing policy loans through your next Policy anniversary. This rule is not applicable in all states.

  We remove from your investment options an amount equal to your loan and hold that amount as collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75% for the first 7 years, and 4.25% thereafter. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan.

  When a loan is made, we will cancel units from each applicable division of the Separate Account and reduce the unloaned portion of the general account in the ratio that the loan bears to the unloaned Accumulation Value of your Policy, unless you specify otherwise in writing.

  You may repay all or part of your loan at any time before the notification of the death of the Insured while your Policy is in force. Each repayment must be at least $100 or the entire loan balance, if less. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan will be deducted from the proceeds we pay following notification of the insured person's death.

  Maturity of your Policy. If the insured person is still living on the "Maturity Date" shown on page __ of your Policy, we will automatically pay you the cash surrender value of the Policy, and the Policy will end. The maturity date is the Policy anniversary nearest the insured person's 100th birthday.

CAN I CHOOSE THE FORM IN WHICH AGL PAYS OUT THE PROCEEDS FROM MY POLICY?

  Choosing a payment option. You may choose to receive the full proceeds from the Policy as a single sum. This includes proceeds that become payable upon the death of the insured person, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

 .  Option 1--Equal monthly payments for a specified period of time.

 . Option 2--Equal monthly payments of a specified amount until all amounts are paid out.

 . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

 .  Option 4--Proceeds left to accumulate with interest.

  Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

  Within 60 days after notification of the insured person's death, any beneficiary entitled to receive proceeds as a single sum may elect one or more payment options.

  Interest rates that we credit under each option will be at least 3%.

  Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

  Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN AGL VARY THE TERMS AND CONDITIONS OF THE POLICY IN PARTICULAR CASES?

  Listed below are some variations we may make in the terms of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

  Policy purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

  State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Corporate America - Variable Policy is sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

  Variations in expenses or risks. AGL may vary the charges and other terms of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

  Generally, death benefits paid under a Policy are not subject to income tax. Earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your

Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

  Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed to the extent of gain. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

  For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page __.

HOW DO I COMMUNICATE WITH AGL?

  When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

  General. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office.

  The following requests must be made in writing and signed by you:

        .  transfer of accumulation value;

        .  loan;

        .  full surrender;

        .  partial surrender;

        .  change of beneficiary or contingent beneficiary;

        .  change of allocation percentages for premium payments;

        .  loan repayments or charges;

        .  change of death benefit option or manner of death benefit payment;

        .  increase in specified insurance amount;

        . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

        .  tax withholding elections; and

        .  telephone transaction privileges.

You should mail or express these requests to our Home Office at the appropriate address shown on the first page of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Home Office.

  We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Home Office or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

  Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, the recording of your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-222-4943.

                 ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

  To help explain how our Policy works, we have prepared the following tables:

                                                                       PAGE TO
                                                                     SEE IN THIS
TABLE                                                                PROSPECTUS
-----                                                                ----------
  Guideline Premium Test, Death Benefit Option 1-Current Charges......... xx
     Guaranteed Maximum Charges.......................................... xx
  Cash Value Accumulation Test, Death Benefit Option 1 - Current Charges. xx
     Guaranteed Maximum Charges.......................................... xx

  The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Corporate America - Variable Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a 45 year-old male non-tobacco user. Seven annual premium payments of $10,000 are assumed to be paid for an initial $180,538 of specified amount of coverage as determined using the Cash Value Accumulation Test death benefit compliance method and an initial $281,220 of specified amount of coverage as determined using the Guideline Premium Test. The illustrations assume no Policy loan has been taken.

  Although the tables below do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values. The tables reflect a medically underwritten Policy. A guaranteed issue Policy would have higher cost of insurance charges and lower cash surrender values.

  Separate tables are included to show both current and guaranteed maximum charges.

     . The charges assumed in the current charge tables include a daily charge at an annual effective rate of .65% for the first 10 Policy years, .40% for Policy years 11-20, and .15% thereafter, plus a flat monthly charge of $7.00 and current monthly insurance charges.

     . The guaranteed maximum charge table assumes that these charges include a daily charge at an annual rate effective rate of .65% for the first 10 Policy years, .40% for Policy years 11-20, and .15% thereafter, plus a flat monthly charge of $10.00 and guaranteed monthly insurance charges.

  The charges assumed by both the current and guaranteed maximum charge tables also include 0.67% for expenses of the Mutual Funds, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages __ and __ of this prospectus.

     Individual illustrations. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                          CORPORATE AMERICA - VARIABLE

ANNUAL PREMIUM $10,000                        INITIAL SPECIFIED AMOUNT $180,538
                                              DEATH BENEFIT OPTION 1
                                              CASH VALUE ACCUMULATION TEST

                                  MALE AGE 45
                       PREFERRED - MEDICALLY UNDERWRITTEN
                            ASSUMING CURRENT CHARGES

                        Death Benefit                      Accumulation Value                     Cash Surrender Value
End of          Assuming Hypothetical Gross            Assuming Hypothetical Gross            Assuming Hypothetical Gross
Policy          Annual Investment Return of            Annual Investment Return of            Annual Investment Return of
 Year          0.0%        6.0%         12.0%         0.0%       6.0%          12.0%         0.0%        6.0%       12.0%
  1          180,538     180,538       180,538        8,792      9,332         9,872         9,152      9,692       10,232
  2          180,538     180,538       180,538       17,408     19,040        20,737        17,588     19,220       20,917
  3          180,538     180,538       180,538       25,848     29,140        32,701        25,848     29,140       32,701
  4          180,538     180,538       180,538       34,134     39,674        45,907        34,134     39,674       45,907
  5          180,538     180,538       180,538       42,283     50,679        60,511        42,283     50,579       60,511
  6          180,538     180,538       189,826       50,289     62,175        76,657        50,289     62,175       76,657
  7          180,538     180,538       226,973       58,142     74,176        94,407        58,142     74,176       94,407
  8          180,538     180,538       242,666       56,877     77,197       103,927        56,877     77,197      103,927
  9          180,538     182,155       259,387       55,538     80,295       114,340        55,538     80,295      114,340
  10         180,538     184,071       277,241       54,127     83,480       125,734        54,127     83,480      125,734

  15         180,538     197,414       393,390       47,107    102,518       204,290        47,107    102,518      204,290

  20         180,538     212,516       560,387       37,585    125,023       329,676        37,585    125,023      329,676


THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

  THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                          CORPORATE AMERICA - VARIABLE

ANNUAL PREMIUM $10,000                        INITIAL SPECIFIED AMOUNT $180,538
                                              DEATH BENEFIT OPTION 1
                                              CASH VALUE ACCUMULATION TEST

                                  MALE AGE 45
                       PREFERRED - MEDICALLY UNDERWRITTEN
                          ASSUMING GUARANTEED CHARGES

                          Death Benefit                      Accumulation Value                     Cash Surrender Value
End of            Assuming Hypothetical Gross            Assuming Hypothetical Gross            Assuming Hypothetical Gross
Policy            Annual Investment Return of            Annual Investment Return of            Annual Investment Return of
 Year            0.0%        6.0%         12.0%         0.0%       6.0%        12.0%          0.0%        6.0%       12.0%
1               180,538     180,538      180,538         8,085      8,603      9,121          8,445       8,963      9,481
2               180,538     180,538      180,538        16,039     17,587     19,200         16,219      17,767     19,380
3               180,538     180,538      180,538        23,865     26,976     30,345         23,865      26,976     30,345
4               180,538     180,538      180,538        31,567     36,794     42,684         31,567      36,794     42,684
5               180,538     180,538      180,538        39,145     47,066     56,357         39,145      47,066     56,357
6               180,538     180,538      180,538        46,603     57,822     71,525         46,603      57,822     71,525
7               180,538     180,538      212,039        53,938     69,088     88,196         53,938      69,088     88,196
8               180,538     180,538      225,213        52,100     71,298     96,452         52,100      71,298     96,452
9               180,538     180,538      239,217        50,175     73,546    105,488         50,175      73,546    105,488
10              180,538     180,538      254,101        48,146     75,827    115,240         48,156      75,827    115,240

15              180,538     180,538      347,929        36,557     88,838    180,682         36,557      88,838    180,682

20              180,538     180,538      476,687        19,539    103,079    280,435         19,539     103,079    280,435

THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                         CORPORATE AMERICA - VARIABLE

ANNUAL PREMIUM $10,000                        INITIAL SPECIFIED AMOUNT $281,220
                                              DEATH BENEFIT OPTION 1
                                              GUIDELINE PREMIUM TEST

                                  MALE AGE 45
                       PREFERRED - MEDICALLY UNDERWRITTEN
                            ASSUMING CURRENT CHARGES

                          Death Benefit                      Accumulation Value                     Cash Surrender Value
End of            Assuming Hypothetical Gross            Assuming Hypothetical Gross            Assuming Hypothetical Gross
Policy            Annual Investment Return of            Annual Investment Return of            Annual Investment Return of
 Year            0.0%        6.0%         12.0%         0.0%       6.0%        12.0%           0.0%        6.0%       12.0%
 1               281,220     281,220      281,220        8,730      9,268      9,807            9,090      9,628      10,167
 2               281,220     281,220      281,220       17,246     18,868     20,556           17,426     19,048      20,736
 3               281,220     281,220      281,220       25,539     28,807     32,343           25,539     28,807      32,343
 4               281,220     281,220      281,220       33,643     39,133     45,312           33,643     39,133      45,312
 5               281,220     281,220      281,220       41,580     49,888     59,620           41,580     49,888      59,620
 6               281,220     281,220      281,220       49,336     61,077     75,399           49,336     61,077      75,399
 7               281,220     281,220      281,220       56,882     72,698     92,793           56,882     72,698      92,793
 8               281,220     281,220      281,220       55,290     75,293    101,954           55,290     75,293     101,954
 9               281,220     281,220      281,220       53,555     77,781    111,998           53,555     77,781     111,998
 10              281,220     281,220      281,220       51,683     80,441    123,044           51,683     80,441     123,044

 15              281,220     281,220      281,220       41,749     95,380    201,382           41,749     95,380     201,382

 20              281,220     281,220      406,724       27,287    111,041    333,380           27,287    111,041     333,380

THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

  THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                          CORPORATE AMERICA - VARIABLE

ANNUAL PREMIUM $10,000                        INITIAL SPECIFIED AMOUNT $281,220
                                              DEATH BENEFIT OPTION 1
                                              GUIDELINE PREMIUM TEST

                                  MALE AGE 45
                       PREFERRED - MEDICALLY UNDERWRITTEN
                          ASSUMING GUARANTEED CHARGES

                          Death Benefit                      Accumulation Value                     Cash Surrender Value
End of            Assuming Hypothetical Gross            Assuming Hypothetical Gross            Assuming Hypothetical Gross
Policy            Annual Investment Return of            Annual Investment Return of            Annual Investment Return of
 Year            0.0%        6.0%         12.0%         0.0%       6.0%        12.0%           0.0%        6.0%       12.0%
1               281,220      281,220     281,220        7,629       8,133       8,637           7,989      8,493      8,997
2               281,220      281,220     281,220       15,095      16,584      18,136          15,275     16,764     18,316
3               281,220      281,220     281,220       22,395      25,370      28,594          22,395     25,370     28,594
4               281,220      281,220     281,220       29,533      34,509      40,123          29,533     34,509     40,123
5               281,220      281,220     281,220       36,503      44,016      52,842          36,503     44,016     52,842
6               281,220      281,220     281,220       43,305      53,912      66,891          43,305     53,912     66,891
7               281,220      281,220     281,220       49,927      64,210      82,419          49,927     64,210     82,419
8               281,220      281,220     281,220       47,311      65,325      89,449          47,311     65,325     89,449
9               281,220      281,220     281,220       44,532      66,334      97,141          44,532     66,334     97,141
10              281,220      281,220     281,220       41,562      67,211     105,566          41,562     67,211    105,566

15              281,220      281,220     281,220       23,532      69,802     164,369          23,532     69,802    164,369

20                    0      281,220     323,874            0      64,749     265,471               0     64,749    265,471


THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                             ADDITIONAL INFORMATION

  A general overview of the Policy appears at page 1 - __. The additional information that follows gives more details, but generally does not repeat what is set forth above.

                                                              PAGE TO
                                                            SEE IN THIS
CONTENTS OF ADDITIONAL INFORMATION                           PROSPECTUS
----------------------------------                          -----------
AGL........................................................
Separate Account VL-R......................................
Tax Effects................................................
Voting Privileges..........................................
Your Beneficiary...........................................
Assigning Your Policy......................................
More About Policy Charges..................................
Effective Date of Policy and Related Transactions..........
Distribution of the Policy.................................
Payment of Policy Proceeds.................................
Adjustments to Death Benefit...............................
Additional Rights That We Have.............................
Performance Information....................................
Our Reports to Policy Owners...............................
AGL's Management...........................................
Principal Underwriter's Management.........................
Legal Matters..............................................
Independent Auditors.......................................
Actuarial Expert...........................................
Services Agreement.........................................
Certain Potential Conflicts................................
Year 2000 Considerations...................................

   Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page __, which follows all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.


                                      AGL

  We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the

Policy are AGL's, and American General Corporation has no legal obligation to back those commitments.

  AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

SEPARATE ACCOUNT VL-R

  We hold the Mutual Fund shares in which any of your accumulation value is
invested in Separate Account VL-R.   Separate Account VL-R is a "separate
account," as defined by the SEC and is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. We created the separate account on May 6, 1997 under Texas law.

  For record keeping and financial reporting purposes, Separate Account VL-R is divided into 24 separate "divisions," 17 of which correspond to one of the 17 available investment options. The remaining 7 divisions represent investment options available under another variable life policy we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

  The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policy, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policy with respect to Separate Account VL-R.

TAX EFFECTS

  This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

  We do not know the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service. For instance, the United States Congress has in the past and may in the future consider legislation that, if adopted, could significantly affect the tax treatment of corporate-owned life insurance. For example, on February 1, 1999, the Clinton Administration announced certain proposals to amend the United States tax law, including a proposal to change the tax treatment of corporate-owned life insurance.

  If adopted, the Clinton Administration's proposal would limit the interest deductions allowed to certain owners that are corporations or other business entities and that own any life insurance policies, such as a Policy that is issued after June 8, 1997. Under this proposal, a portion of the total outstanding indebtedness of such an owner would be allocated to the unborrowed cash surrender values under the owner's post-June 8, 1997 Policy, and no deduction would be allowed for the interest on the portion of the owner's indebtedness that is so allocated. It is uncertain at this time whether the Administration's proposal will be adopted. You should consult a tax adviser for further information.

  General. A Corporate America - Variable Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

 . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

 . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

  The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

  Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

  Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined by taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

  If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount resulting from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

  Other effects of Policy changes. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

  Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

  After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

  On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

  Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy during the insured person's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy. For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior distribution under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

  A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions:

  .  to taxpayers 59 1/2 years of age or older;

  .  in the case of a disability (as defined in the Code); or

  . received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

  Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

  Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

  Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

  In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

  Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under a Corporate America - Variable Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $650,000 (or larger amounts specified in the Code to commence in certain future years) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

  As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

  The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

  Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

  The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

  There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

  Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

  ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

  Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

  We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

  Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

  When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

  Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

  We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

  We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

  If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

  In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

YOUR BENEFICIARY

  You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the insured person's lifetime. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

  You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action taken before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

MORE ABOUT POLICY CHARGES

  Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

  . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

  . investment risks (such as the risk that adverse investment performance will make it more difficult for us to reduce the amount of our daily charge for revenues below what we anticipate);

  . sales risks (such as the risk that the number of Policy we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

  . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

  . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

  If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

  The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as insured persons die.

  Any excess from the charges discussed above is primarily intended to:

   . offset other expenses in connection with the Policy (such as the costs of processing applications for Policy and other unreimbursed administrative expenses, costs of paying marketing and distribution expenses for the Policy, and costs of paying death claims if the mortality experience of insured persons is worse than we expect);

   .  compensate us for the risk we assume under the Policy; or

   .  otherwise be retained by us as profit.

  Although the paragraphs above describe the primary purposes for which charges under the Policy have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge or charge increase for any purpose.

  Change of tobacco use. If the person insured under your Policy is a tobacco user, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has stopped tobacco use for a sufficient period.

  Gender neutral Policy. Our cost of insurance charge rates for a unisex policy will not be greater than the comparable male rates illustrated in this prospectus.

  Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

  Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page __.

  Miscellaneous. Each of the distributors or advisers of the Mutual Funds listed on page __ of this prospectus reimburses us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These reimbursements will be reasonable for the services performed and are not designed to result in a profit. These reimbursements are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or the owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

  Valuation dates, times, and periods. We generally compute values under a Policy on each day that the New York Stock Exchange is open for business except, with respect to any investment option, days on which the related Mutual Fund does not value its shares. We call each such day a "valuation date."

  We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

  Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

  Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's insurance rate class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death.

  Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate insurance rate class. The day we begin to deduct charges will appear on page__ (refers to Policy page) of your Policy and is called the "date of issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

  Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

  Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt in the Home Office of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

  Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

  . Increases or decreases you request in the specified amount of insurance, and reinstatements of a Policy that has lapsed take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

  . We may return premium payments if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

  . If you exercise the right to return your Policy described on the first page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your AGL representative; and

  . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

MORE ABOUT OUR DECLARED FIXED INTEREST ACCOUNT OPTION

  Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

  How we declare interest. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

  Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

DISTRIBUTION OF THE POLICY

  American General Securities Incorporated ("AGSI") is the principal underwriter of the Policy. AGSI is a wholly-owned subsidiary of AGL. AGL, in turn, is a wholly-owned subsidiary of American General Corporation. AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities

Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for AGL's Separate Accounts A and D, and Separate Account E of American General Life Insurance Company of New York, which is a wholly-owned subsidiary of AGL. These separate accounts are registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policy.

  We and AGSI have sales agreements with various broker-dealers under which the Policy will be sold by registered representatives of the broker-dealers. These registered representatives are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

  We pay compensation directly to broker-dealers for promotion and sales of the Policy. AGSI also has its own registered representatives who will sell the Policy, and we will pay compensation to AGSI for these sales. The compensation payable to broker-dealers for the sales of the Policy may vary with the sales agreement, but is generally not expected to exceed, for the Policy:

  . in the first Policy year, 19% of the premiums paid up to the target amount and 4% of the premiums in excess of the target amount;

  . in Policy years 2-7, 7% of the premiums paid up to the target amount and 4% of the premiums in excess of the target amount;

  . in Policy years 8-15, 3% of the premiums paid up to the target amount, 2% of the premiums in excess of the target amount and 0.15% of the Policy's accumulation value (reduced by any outstanding loans); and

  . in Policy years 16 and thereafter, 2% of the premiums paid up to the target amount, 2% of the premiums in excess of the target amount; and 0.10% of the Policy's accumulation value (reduced by any outstanding loans).

  The maximum value of any alternative amounts we may pay for sales of the Policy is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

  We pay a comparable amount of compensation to the broker-dealers with respect to any increase in the specified amount of coverage that you request. In addition, we may pay the broker-dealers expense allowances, bonuses, wholesaler fees and training allowances.

  We pay the compensation directly to AGSI or any other selling broker-dealer firm. We pay the compensation from our own resources which does not result in any additional charge to you that is not described on page __ of the prospectus. Each broker-dealer firm, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

PAYMENT OF POLICY PROCEEDS

  General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within

60 days after the date of notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

  Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

  Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

  . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

  . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

  .  the SEC by order permits the delay for the protection of owners.

Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

  Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application and any application for a change in coverage. However,

  . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

  . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

ADJUSTMENTS TO DEATH BENEFIT

  Suicide. If the insured person commits suicide within two years after the date on which the Policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans and any partial surrenders. If the insured person commits suicide within two years after the effective date of an increase in specified amount that you requested, we will pay the death benefit based on the specified amount which was in effect before the increase, plus the monthly insurance deductions for the increase. Some states require that we compute differently these periods for non-contestability following a suicide.

  Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

  Death during grace period. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

ADDITIONAL RIGHTS THAT WE HAVE

  We have the right at any time to:

  . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

  . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

  . change the underlying Mutual Fund that any investment option uses or make any new Mutual Fund available to you;

  . add or delete investment options, combine two or more investment options, or withdraw assets relating to Corporate America - Variable from one investment option and put them into another;

  . make any changes required to comply with the requirements of any investment option;

  . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

  . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

  You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

PERFORMANCE INFORMATION

  From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

  We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

  We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

  Performance information for any division reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

OUR REPORTS TO POLICY OWNERS

   Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL'S MANAGEMENT

  The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

NAME                        BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
----                        ------------------------------------------

Rodney O. Martin, Jr.   Senior Chairman of the Board of American General Life
                        Insurance Company since April, 1999 and a Director since
                        August 1996. President and CEO (August 1996-July 1998).
                        President of American General Life Insurance Company of
                        New York (November 1995-August 1996). Vice President
                        Agencies, with Connecticut Mutual Life Insurance Company
                        (1990-1995).

Jon P. Newton           Director and Vice Chairman of American General Life
                        Insurance Company since February 1996. Director of
                        American General Corporation since October 1995 and Vice
                        Chairman since April 1997; Vice Chairman and General
                        Counsel (October 1995-April 1997). Director of other
                        American General Corporation affiliates since October
                        1994. Prior thereto, Partner with Clark, Thomas, Winter
                        & Newton, Austin, Texas (February 1979-February 1993).
                        Directorships with Houston Museum of Natural Science
                        Board of Trustees since 1997; University of Texas Law
                        School Foundation Board of Trustees, Austin, Texas since
                        1997; University of Texas-Houston Health Science Center
                        Development Board, Houston, Texas since 1996; Texas
                        Commerce Bancshares, Houston, Texas (1985-1993); Texas
                        Commerce Bank, Austin, Texas (1979-1993); Lomas

                        Financial Corporation, Dallas, Texas (1983-1993); Vista Properties, Inc., Dallas, Texas (1992-1993).

Donald W. Britton       [Director and Vice Chairman of the Board of American
                        General Life Insurance Company since April, 1999.]

Ronald H. Ridlehuber    Director, President and Chief Executive Officer of
                        American General Life Insurance Company since July,
                        1998. Senior Vice President and Chief Marketing Officer of Jefferson-Pilot Life Insurance Company in Greensboro,
                        North Carolina (1993-1998). Before 1993 held various positions with Southland Life Insurance Company in
                        Dallas, Texas and Atlanta, Georgia including Vice
                        President, Sales.

David A. Fravel         Director and Senior Vice President of American General
                        Life Insurance Company since November 1996. Elected
                        Executive Vice President in April, 1998. Senior Vice
                        President Massachusetts Mutual, Springfield, Missouri
                        (March 1996-June 1996); Vice President, New Business,
                        Connecticut Mutual Life, Hartford, Connecticut (December
                        1978-March 1996).

Robert F. Herbert, Jr.  Director, Senior Vice President and Treasurer of
                        American General Life Insurance Company since May 1996, and Controller and Actuary from June 1988 to May 1996.

Royce G. Imhoff, II     Director, Senior Vice President and Chief Marketing
                        Officer for American General Life Insurance Company since November 1997, Vice President (August 1996-August
                        1997), and Regional Director (1992-1996).

John V. LaGrasse        Director, Senior Vice President and Chief Systems
                        Officer of American General Life Insurance Company since
                        August 1996. Elected Executive Vice President in July,
                        1998. Prior thereto, Director of Citicorp Insurance
                        Services, Inc., Dover, Delaware (1986-1996).

Gary D. Reddick         Executive Vice President of American General Life
                        Insurance Company since April 1998 and Director since
                        October 1998. Vice Chairman since July 1997 and
                        Executive Vice President-Administration of The Franklin
                        Life Insurance Company since February 1995. Senior Vice
                        President-Administration of American General Corporation
                        (October 1994-February 1995). Senior Vice President for
                        American General Life Insurance Company (September 1986-
                        October 1994).

David J. Dietz          Senior Vice President-Corporate Markets Group of
                        American General Life Insurance Company since January,
                        1999. President and Chief Executive Officer-Individual
                        Insurance Operations of The United States Life Insurance
                        Company in the City of New York since September, 1997.
                        President of Prudential Select Life, Newark, New Jersey
                        (August 1990-September 1997).

Wayne A. Barnard        Senior Vice President and Chief Actuary of American
                        General Life Insurance Company since November 1997 and
                        Vice President since February, 1991 and Chief Actuary since February, 1993.

Rebecca G. Campbell     In December 1998 named as Senior Vice President-
                        Organization Development and Change Management for
                        American General Life Insurance Company. Various positions with American General Life Insurance Company since 1983, including Director of Human Resources in 1993 and Vice President - Human Resources in 1996.

Ross D. Friend          In July 1998 named as Senior Vice President and Chief
                        Compliance Officer of American General Life Insurance
                        Company. Senior Vice President and General Counsel of
                        The Franklin Life Insurance Company, Springfield,
                        Illinois (August 1996-July 1998). Attorney-in-Charge for The Prudential Insurance Company, Jacksonville,
                        Florida (July 1995-August 1996). Chief Legal Officer for Confederation Life Insurance, Atlanta, Georgia
                        (1982-June 1995).

William Guterding       Senior Vice President of American General Life Insurance
                        Company since April 1999. Senior Vice President and
                        Chief Underwriting Officer of The United States Life
                        Insurance Company in the City of New York since October,
                        1980.

F. Paul Kovach, Jr.     Senior Vice President-Broker Dealers and FIMG for
                        American General Life Insurance Company since August
                        1997. Since October 1994, President and Director of
                        American General Securities Incorporated. Vice President of Chubb Securities Corporation, Concord, New Hampshire,
                        (February 1990-October 1994).

Simon J. Leech          In July 1997 named as Senior Vice President-Houston
                        Service Center for American General Life Insurance
                        Company. Various positions with American General Life
                        Insurance Company since 1981, including Director of POS in 1993, and Vice President-Policy Administration in
                        1995.

Brian D. Murphy         In April 1998 named as Senior Vice President-Insurance
                        Operations of American General Life Insurance Company.
                        Vice President-Sales, Phoenix Home Life, Hartford, CT
                        (January 1997-April 1998). Vice President of
                        Underwriting and Issue, Phoenix Home Life (July 1994-
                        January 1997). Various positions with Mutual of New
                        York, Syracuse, NY, including Agent, Agency Manager,
                        Marketing Life and Disability Income Underwriting
                        Management, (1978-July 1994).

JoAnn Waddell           In October 1998 named as Senior Vice President-Human
                        Resources for American General Life Insurance Company.
                        Vice President-Human Resources for American General
                        Corporation (1995-October 1998) and Director,
                        Corporate Personnel of American General Corporation
                        (1993-1995).

Don M. Ward             In February 1998 named as Senior Vice President-Variable
                        Products-Marketing of American General Life Insurance
                        Company. Vice President of Pacific Life Insurance
                        Company, Newport Beach, CA (1991-February 1998).

Thomas M. Zurek         In December 1998 named as Senior Vice President and
                        General Counsel of American General Life Insurance
                        Company. In April 1999 named Director of American
                        General Life Insurance Company. In February 1998 named as Senior Vice President and Deputy General Counsel of
                        American General Corporation. Attorney Shareholder with
                        Nyemaster, Goode, Voigts, West, Hansell & O'Brien, Des
                        Moines, Iowa (June 1992 -February 1998).

   The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Newton, Ridlehuber, Fravel, LaGrasse, Martin, Reddick, Britton and Zurek and Ms. Campbell is 2929 Allen Parkway, the street number for Messrs. Kovach, Ward and Friend is 2727 Allen Parkway and the street number for Messrs. Dietz and Guterding is 125 Maiden Lane, New York, New York.

PRINCIPAL UNDERWRITER'S MANAGEMENT

The directors and principal officers of the principal underwriter are:

                                                   Position and Offices
                                                    with Underwriter,
Name and Principal                                   American General
Business Address                                  Securities Incorporated
-----------------                                 -----------------------

F. Paul Kovach, Jr.                             Director and Chairman,
American General Securities Incorporated        President and Chief Executive
Officer
2727 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                             Director
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

Rodney O. Martin, Jr.                           Director and Vice Chairman
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

John A. Kalbaugh                                Vice President -
American General Life Companies                 Chief Marketing Officer
2727 Allen Parkway
Houston, TX 77019

Robert M. Roth                                  Vice President -
American General Securities Incorporated        Administration and Compliance,
2727 Allen Parkway                              Treasurer and Secretary
Houston, TX  77019

Pauletta P. Cohn                                Assistant Secretary
American General Life Companies
2727 Allen Parkway
Houston, TX  77019

Robert F. Herbert                               Assistant Treasurer
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

K. David Nunley                                 Assistant Associate Tax Officer
2727-A Allen Parkway
Houston, TX 77019

LEGAL MATTERS

  We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Associate General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policy.

INDEPENDENT AUDITORS

  The financial statements of AGL included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere in this prospectus. Such financial statements have been included in this prospectus in reliance upon the reports of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

ACTUARIAL EXPERT

  Actuarial matters have been examined by Wayne A. Barnard, who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policy.

SERVICES AGREEMENT

  American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Corporate America - Variable Policy.

CERTAIN POTENTIAL CONFLICTS

  The Mutual Funds sell shares to separate accounts of insurance companies, both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

YEAR 2000 CONSIDERATIONS

  Internal Systems. AGL's ultimate parent, American General Corporation ("AGC"), has numerous technology systems that are managed on a decentralized basis.
AGC's Year 2000 readiness efforts are being undertaken by its key business units with centralized oversight. Each business unit, including AGL, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

  While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of our information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and (5) return the systems to operations. As of December 31, 1998, substantially all of our critical systems are Year 2000 ready and have been returned to operations. However, activities (3) through (5) for certain systems are ongoing, with vendor upgrades expected to be received during the first half of 1999.

  Third Party Relationships. We have relationships with various third parties who must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) AGL and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over Year 2000 readiness. We developed a plan to assess and attempt to reduce the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, AGC has identified and assessed approximately 700 critical third party dependencies, including those relating to AGL. A more detailed evaluation will be completed during first quarter 1999 as part of our contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, our testing activities will extend through 1999.

  Contingency Plans. AGL and its affiliates have commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable action plans. We are currently developing contingency plans and expect to substantially complete all contingency planning activities during the second quarter of 1999.

  Risks and Uncertainties. Based on our plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency actions, we believe that we will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on AGL's future results of operations, liquidity, or financial condition. However, due to the size and complexity of this project, risks and uncertainties exist, and we cannot predict a most reasonably likely worst case scenario. If conversion of our internal systems is not completed on a timely basis (due to non-performance by significant third-party vendors, lack of qualified personnel to perform the Year 2000 work, or other unforeseen circumstances in completing our plans), or if critical third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issues could have a material adverse impact on our operations following the turn of the century.

  Costs. Through December 31, 1998, AGL has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans.
Costs of the replacement systems are not passed to Divisions of the Separate Account.

                              FINANCIAL STATEMENTS

[ The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Corporate America - Variable Policy. They should not be considered as bearing upon the investment experience of Separate Account VL-R. The financial statements of Separate Account VL-R are not included in this prospectus because none of the 17 Divisions were available under the Corporate America - Variable policies as of ________, 1999. ]


                                                                    PAGE TO
  CONSOLIDATED FINANCIAL STATEMENTS OF                            SEE IN THIS
AMERICAN GENERAL LIFE INSURANCE COMPANY                           PROSPECTUS
---------------------------------------                           -----------

Unaudited consolidated Balance Sheets as of ____________, 1999......   Q-1
Unaudited consolidated Income Statements as of ____________, 1999...   Q-2

Report of Ernst & Young, LLP Independent Auditors...................   F-1
Consolidated Balance Sheets as of December 31, 1998 and 1997........   F-2
Consolidated Income Statements for the years ended
     December 31, 1998, 1997 and 1996...............................   F-3
Consolidated Statements of Comprehensive Income
    for the years ended December 31, 1998, 1997, and 1996...........   F-4
Consolidated Statements of Shareholders' Equity for the years
      ended December 31, 1998, 1997 and 1996........................   F-5
Consolidated Statements of Cash Flows for the years
     ended December 31, 1998, 1997 and 1996.........................   F-6
Notes to Consolidated Financial Statements..........................   F-7

        [FINANCIAL STATEMENTS TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]

                           INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.
                                                     PAGE TO
                                                   SEE IN THIS
DEFINED TERM                                       PROSPECTUS
------------                                       ----------

accumulation value
AGLC
AGL
amount at risk
automatic rebalancing
basis
beneficiary
cash surrender value
close of business
Code
Corporate America - Variable
cost of insurance rates
daily charge
date of issue
death benefit
dollar cost averaging
full surrender
Fund
investment option
lapse
loan, loan interest
maturity, maturity date
modified endowment contract
monthly deduction day
monthly insurance charge
Mutual Fund
option 1, 2
partial surrender
payment option
planned periodic premium
Policy
Policy loan
Policy month, year
preferred loan interest
premium payments
premiums
prospectus

                                                      PAGE TO
                                                     SEE IN THIS
DEFINED TERM                                         PROSPECTUS
------------                                         ----------

reinstate, reinstatement
SEC
separate account
Separate Account VL-R
seven-pay test
specified amount
surrender
telephone transactions
transfers
valuation date, period

  We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

  You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII,
Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of __ pages of text.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:

     (a) Pauletta P. Cohn, Associate General Counsel of
            American General Life Companies
     (b) American General Life Insurance Company's actuary
     (c) Independent Auditors

Independent Auditors

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

        (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (3)

        (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

        (2)    Not applicable.

        (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998. (4)

        (3)(b) Form of Selling Group Agreement. (6)

        (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this amended Registration Statement).

        (4)    Not applicable.

        (5) Specimen form of the "Corporate America" Variable Universal Life Insurance Policy (Policy Form No. 99301). (Filed herewith)

        (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

      (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

      (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

      (7)       Not applicable.

      (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

     (8)(a)(ii) Amendment One to Participation Agreement by and among AIM
                Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of January 1, 1999. (8)

      (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (6)

     (8)(b)(ii) Amendment One to Participation Agreement by and between The
                Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998. (8)

      (8)(c)(i) Form of Participation Agreement Between American General Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

     (8)(c)(ii) Amendment One to Participation Agreement by and among American
                General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

      (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

     (8)(d)(ii) Amendment One to Participation Agreement by and among MFS
                Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated December 1, 1998. (8)

      (8)(e)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (9)

    (8)(e)(ii) Amendment One to Participation Agreement by and among
               American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (6)

   (8)(e)(iii) Amended Number 2 to Participation Agreement Among Morgan
               Stanley Dean Witter Universal Funds, Inc., Van Kampen Distributors, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company, and American General Securities Incorporated. (6)

    (8)(e)(iv) Amendment Three to Participation Agreement by and among
               American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (5)

     (8)(e)(v) Amendment Four to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (8)

        (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

     (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc. (6)

    (8)(g)(ii) Amendment One by and among American General Life Insurance
               Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of December 1, 1998. (8)

     (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

    (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement by
               and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

   (8)(h)(iii) Form of Amendment Number 2 to Amended and Restated Participation
               Agreement among Van Kampen Life Investment Trust, Van Kampen Distributors, Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company, and American General Securities Incorporated. (6)

     8(h)(iv)  Amendment Three to Amended and Restated Participation
               Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (9)

        (8)(i) Form of Administrative Services Agreement between AGL and fund distributor. (5)

        (8)(j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (8)

          8(k) Form of Administrative Services Agreement between American
               General Life Insurance Company and SAFECO Asset Management Company. (8)

          8(l) Form of Administrative Services Agreement between American
               General Life Insurance Company and Van Kampen Asset Management Inc. (8)

          8(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

          8(n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

          8(o) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation, as amended by that Amendment to Agreement dated as effective as of December 1, 1998. (4)

           (9) Not applicable.

       (10)(a) Specimen form of application for life insurance issued by AGL.(1)

       (10)(b) Master Application. (10)

       (10)(c) Service Request Form for Home Office. (6)

       (10)(d) Consent to insure. (10)

       (10)(e) Contingent Guaranteed Issue and Simplified Issue Application.(10)

       (10)(f) Fully Underwritten Application. (10)

       (10)(g) Variable Supplement. (10)

       (10)(h) 1035 Exchange Absolute Assignment. (10)

     Other Exhibits

          2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel. (10)

          2(b)  Opinion and Consent of AGL's actuary.  (10)

          3     Not applicable.

          4     Not applicable.

          5     Financial Data Schedule. (Not applicable)

          6     Consent of Independent Auditors.  (10)

          7     Powers of Attorney.  (Filed with Signature Pages)

          27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of AGL on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of AGL on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on March 18, 1999.

/9/ Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10/ To be filed by amendment.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Thomas M. Zurek, Robert F. Herbert, Jr. and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this amended Registration Statement, which amendment or amendments may make such changes and additions to this amended Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 7th day of June, 1999.

                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY SEPARATE ACCOUNT VL-R
                              (Registrant)

                              BY:   AMERICAN GENERAL LIFE
                                    INSURANCE COMPANY
                                    (On behalf of the Registrant and itself)


                                    BY: /s/ ROBERT F. HERBERT, JR.
                                        --------------------------
                                         Robert F. Herbert, Jr.
                                         Senior Vice President

[SEAL]
ATTEST:   /s/ PAULETTA P. COHN
          ----------------------------
          Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                          Date
---------                     -----                          ----


/s/ RONALD H. RIDLEHUBER   Principal Executive Officer  June 7, 1999
------------------------    and Director
(Ronald H. Ridlehuber)


/s/ ROBERT F. HERBERT, JR. Principal Financial and      June 7, 1999
--------------------------  Accounting Officer
(Robert F. Herbert, Jr.)    and Director

Signature                      Title                  Date
---------                      -----                  ----

/s/ DONALD W. BRITTON         Director             June 7, 1999
---------------------
(Donald W. Britton)


/s/ DAVID A. FRAVEL           Director             June 7, 1999
-------------------------
(David A. Fravel)


/s/ ROYCE G. IMHOFF, II       Director             June 7, 1999
-------------------------
(Royce G. Imhoff, II)


/s/ JOHN V. LAGRASSE          Director             June 7, 1999
------------------------
(John V. LaGrasse)


/s/ RODNEY O. MARTIN, JR.     Director             June 7, 1999
-------------------------
(Rodney O. Martin, Jr.)


/s/ JON P. NEWTON             Director             June 7, 1999
----------------------------
(Jon P. Newton)


/s/ GARY D. REDDICK           Director             June 7, 1999
-------------------------
(Gary D. Reddick)


/s/ THOMAS M. ZUREK           Director             June 7, 1999
------------------------
(Thomas M. Zurek)

                                 EXHIBIT INDEX

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

        (1)(a) Resolutions of Board of Directors of American General Life
               Insurance Company   authorizing the establishment of Separate
               Account VL-R. (3)

        (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

        (2)    Not applicable.

        (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998. (4)

        (3)(b) Form of Selling Group Agreement. (6)

        (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this amended Registration Statement).

        (4)    Not applicable.

        (5) Specimen form of the "Corporate America" Variable Universal Life Insurance Policy (Policy Form No. 99301). (Filed herewith)

        (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

        (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

        (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

          (7)  Not applicable.

     (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

    (8)(a)(ii) Amendment One to Participation Agreement by and among AIM
               Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of January 1, 1999. (8)

     (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (6)

    (8)(b)(ii) Amendment One to Participation Agreement by and between The
               Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998. (8)

     (8)(c)(i) Form of Participation Agreement Between American General
               Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

    (8)(c)(ii) Amendment One to Participation Agreement by and among
               American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

     (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

    (8)(d)(ii) Amendment One to Participation Agreement by and among MFS
               Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated December 1, 1998. (8)

     (8)(e)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (9)

    (8)(e)(ii) Amendment One to Participation Agreement by and among
               American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (6)

   (8)(e)(iii) Amended Number 2 to Participation Agreement Among Morgan
               Stanley Dean Witter Universal Funds, Inc., Van Kampen Distributors, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company, and American General Securities Incorporated. (6)

    (8)(e)(iv) Amendment Three to Participation Agreement by and among
               American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (5)

     (8)(e)(v) Amendment Four to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (8)

        (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

     (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc. (6)

    (8)(g)(ii) Amendment One by and among American General Life Insurance
               Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of December 1, 1998. (8)

     (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

    (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement by
               and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

   (8)(h)(iii) Form of Amendment Number 2 to Amended and Restated Participation
               Agreement among Van Kampen Life Investment Trust, Van Kampen Distributors, Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company, and American General Securities Incorporated. (6)

     8(h)(iv) Amendment Three to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (9)

        (8)(i) Form of Administrative Services Agreement between AGL and fund distributor. (5)

        (8)(j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (8)

         8(k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (8)

         8(l) Form of Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management Inc. (8)

          8(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

          8(n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

          8(o) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation, as amended by that Amendment to Agreement dated as effective as of December 1, 1998. (4)

        (9)    Not applicable.

       (10)(a) Specimen form of application for life insurance issued by AGL.(1)

       (10)(b) Master Application. (10)

       (10)(c) Service Request Form for Home Office. (6)

       (10)(d) Consent to insure. (10)

       (10)(e) Contingent Guaranteed Issue and Simplified Issue Application.(10)

       (10)(f) Fully Underwritten Application. (10)

       (10)(g) Variable Supplement. (10)

       (10)(h) 1035 Exchange Absolute Assignment. (10)

     Other Exhibits of American General Life Companies

          2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel. (10)

          2(b)  Opinion and Consent of AGL's actuary.  (10)

          3     Not applicable.

          4     Not applicable.

          5     Financial Data Schedule. (Not applicable)

          6     Consent of Independent Auditors.  (10)

          7     Powers of Attorney. (Filed with Signature Pages)

         27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of AGL on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of AGL on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on March 18, 1999.

/9/ Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10/ To be filed by amendment.

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